Exhibit 99.1

Asset impairments drive 2011 loss, negative outlook leads to CCAA filing

RICHMOND, BC, Feb. 29, 2012 /CNW/ - Catalyst Paper (TSX:CTL) posted a net loss of $974.0 million ($2.55 per common share) in 2011 due in large part to asset impairments on Canadian and Arizona-based operations. Other factors contributing to the loss were capital restructuring costs, a foreign exchange loss on the translation of U.S. dollar denominated debt and fire-related outages at the Snowflake and Powell River mills. The company's net loss in 2010 was $396.9 million ($1.04 per common share).

"We faced formidable economic and currency headwinds through 2011 made worse by the fourth-quarter drop-off in pulp prices and a weaker five-year paper and pulp industry forecast released in February 2012. These combined factors triggered the requirement to take a $660.2 million impairment charge on Canadian operations," said Catalyst President & CEO Kevin J. Clarke.

Sales in 2011 of $1,261.5 million were up over sales of $1,228.6 million in 2010 as pricing momentum helped mitigate the effect of the strong Canadian dollar. The company's net loss before specific items of $126.3 million ($0.33 per common share) widened in 2011 compared with a 2010 net loss before specific items of $87.0 million ($0.23 per common share).

EBITDA of $41.6 million ($47.5 million before restructuring costs) in 2011 was down from $46.3 million in 2010 ($71.6 million before restructuring costs).  Significant factors impacting EBITDA in 2010 included impairment and other closure costs related to Elk Falls and the paper recycling operation, an unfavorable tax adjustment and a foreign exchange gain on translation of U.S. dollar denominated debt.

"North American paper markets and world pulp markets weakened in the last quarter of 2011 and higher inventory levels carried forward into 2012 for most paper grades as production curtailments failed to balance the migration away from print to digital media by retailers and publishers. We expect little if any improvement over the short-term in what are persistently difficult markets," said President and CEO Kevin J. Clarke. "With a challenging debt load, cash constraints and difficult trade credit terms to contend with, filing for creditor protection became inevitable when a consensual recapitalization agreement with noteholders could not reached by January 31, 2012."

Fourth Quarter

During the final quarter of 2011, Catalyst posted a net loss of $708.0 million compared with a net loss of $205.7 million in the third quarter (see selected highlights table). Before specific items, net loss of $41.7 million compared to a net loss in the third quarter of $14.1 million.  EBITDA for Q4 was $2.8 million and $8.7 million before restructuring costs, while EBITDA in Q3 was $26.8 million unchanged before specific items.

Seasonal strength, low inventories and high operating rates helped keep directory and newsprint prices steady quarter-over-quarter, however benchmark prices declined for coated and uncoated in the quarter. The steep decline in pulp transaction prices and a delayed shipment also took a toll on sales in the fourth quarter as excess pulp inventory and softening demand from China overwhelmed the positive impact of a weaker Canadian dollar.

Liquidity and Debt

Total liquidity in 2011 decreased by nearly half to $96.7 million compared with $189.4 million in 2010. This was due to lower cash on hand and reduced availability under our amended asset-based loan facility (ABL). Cash declined as a result of the US$26.0 million redemption of remaining 8.625% senior unsecured notes due in 2011, nearly $15 million in defined benefit pension plan contributions, $22.2 million in property tax payments, as well as incremental costs associated with fires at our Snowflake and Powell River mills.

Working capital requirements decreased due to the impact of the $21.5 million interest deferral in December but was partially offset by tightening vendor payment terms. The interest non-payment also triggered a covenant violation on our 2016 Senior Secured Notes that would have resulted in a cross-default on our asset-based loan facility (ABL) in the absence of a waiver. The covenant violation resulted in the reclassification to current debt of $414.9 million of 2016 Notes and $48.0 in balance drawn on the ABL.

Free cash flow in 2011 worsened to negative $58.8 million compared with $40.4 million in 2010. Cash flow from operations was down $27.4 million compared to a year earlier due to lower EBITDA. The $20.0 million change in non-cash working capital in 2011 comprised a $14.3 million increase in accounts receivable, an inventory increase of $17.1 million, partially offset by $7.6 million in lower prepaids and $3.8 million in accounts payable and accrued liabilities.

Creditor Protection Filing

In June 2011, Catalyst announced that Perella Weinberg Partners had been retained as financial advisors to assist the company's review of recapitalization alternatives with a priority placed on debt reduction in the face of persistently difficult economic and paper and pulp market conditions.

In mid-December the company withheld a $21.5 million interest payment on 2016 Notes, pending the conclusion of debt restructuring discussions with various stakeholders. In mid-January a consensual recapitalization transaction was announced under the Canadian Business Corporations Act (CBCA), subject to approval of the agreement by two-thirds of all 2014 unsecured and 2016 secured noteholders, and ratification of a new labour agreement by all six union locals at the company's BC mills. These conditions were not met by the deadline of January 31, 2012.

As a result, the company has now been granted creditor protection to April 30, 2012 by the Supreme Court of British Columbia under the Companies' Creditors Arrangement Act (CCAA). The order was recognized in U.S. courts under chapter 15 of title 11 of the US bankruptcy code. The order also approves up to approximately $175 million of debtor-in possession (DIP) financing subject to certain lender terms and conditions, which is provided by JP Morgan and replaces the company's ABL. All creditor proceedings are stayed while the order is in force.

Selected Highlights

(In millions of Canadian dollars, except where otherwise stated)
	2011					2010
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,261.5	$319.8	$340.3	$297.8	$303.6	$1,228.6	$333.6	$322.3	$299.4	$273.3
Operating earnings (loss) - before impairment	(70.8)	(28.0)	(1.0)	(30.9)	(10.9)	(73.0)	1.5	6.0	(31.6)	(48.9)
Impairment and other closure costs	823.6	673.3	150.6	(0.3)	─	294.5	1.3	0.9	292.3	─
Operating earnings (loss) - after impairment	(894.4)	(701.3)	(151.6)	(30.6)	(10.9)	(367.5)	0.2	5.1	(323.9)	(48.9)
Depreciation and amortization	112.4	30.8	27.8	27.0	26.8	119.3	27.2	28.2	31.2	32.7
EBITDA [1]	41.6	2.8	26.8	(3.9)	15.9	46.3	28.7	34.2	(0.4)	(16.2)
- before restructuring costs [1]	47.5	8.7	26.8	(3.9)	15.9	71.6	28.7	34.5	10.5	(2.1)
Net earnings (loss) attributable to the Company	(974.0)	(708.0)	(205.7)	(47.4)	(12.9)	(396.9)	9.6	6.0	(368.4)	(44.1)
- before specific items [1]	(126.3)	(41.7)	(14.1)	(46.9)	(23.6)	(87.0)	4.1	(9.6)	(43.9)	(37.6)
EBITDA margin [1]	3.3%	0.9%	7.9%	(1.3%)	5.2%	3.8%	8.6%	10.6%	(0.1%)	(5.9%)
- before restructuring costs [1]	3.8%	2.7%	7.9%	(1.3%)	5.2%	5.8%	8.6%	10.7%	3.5%	(0.8%)
Net earnings (loss) per share attributable to the Company's common shareholders (in dollars)
- basic and diluted	$(2.55)	$(1.85)	$(0.54)	$(0.13)	$(0.03)	$(1.04)	$0.02	$0.02	$(0.96)	$(0.12)
- before specific items [1]	(0.33)	(0.11)	(0.04)	(0.12)	(0.06)	(0.23)	0.01	(0.03)	(0.11)	(0.10)

1     Refer to Section 13, Non-GAAP measures, of our Q4 management's discussion and analysis.

Outlook

Economic recovery in Europe and North America continues to be hampered by sovereign debt issues while economic growth forecasts for China have slowed. This heightens the risk of volatility in the Canadian dollar which in turn creates uncertainty for our operating and net earnings, cash flow and liquidity.

Slowing demand in coated and uncoated specialty printing paper markets in the first half of 2012 is expected to negatively affect operating rates and product pricing, unless curtailments and closures balance supply.  Directory paper demand is expected to decline more slowly with better operating rates supporting stronger contract prices in 2012 compared to the prior year. Newsprint demand in North America continues to contract due to Internet alternatives while a moderate decline in export shipments is expected due to a slowdown in demand in several international markets. Price impacts are uncertain.

With high end-user inventories placing significant pressure on pulp prices in the first half, markets are expected to remain soft with any potential recovery in the second of the year driven by China's pulp requirements and buying patterns.

Price pressure is expected on commodity inputs including fossil fuel, power, fibre and some chemicals, though lower demand from China for recycled paper will relieve ONP price pressure and improve our Snowflake mill cost structure in the short-term. With no extended mill outages required, maintenance costs for 2012 will be moderately lower than in 2011. Capital spending of approximately $25.0 million is expected, net of federal credits for projects funded under the Pulp and Paper Green Transformation Program (PPGTP).  The majority of the spending on the PPGTP was incurred in 2011.

Priorities in 2012 are, by necessity, concentrated around meeting the requirements for an orderly and timely exit from CCAA.  In keeping with this financial goal, operations are continuing to keep a tight rein on costs. Efforts to optimize the product mix and market positioning will be ongoing, including innovation and new product development.  Maximizing capacity utilization will be an operating priority, and discussions continue with unions regarding the need for more competitive wage structures at Canadian mills.

Further Annual Results Materials

This release, along with the full annual Management Discussion &Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:

Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:42e 29-FEB-12